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Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel	Karen Chan † Yang Chu † James C. Lin* Gerhard Radtke*	Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham†
Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

April 7, 2021

Re:	Onion Global Ltd

Draft Registration Statement on Form F-1

Submitted January 20, 2021

CIK No.: 0001829949

Mr. Blaise Rhodes

Ms. Linda Cvrkel

Ms. Cara Wirth

Ms. Erin Jaskot

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Blaise Rhodes, Ms. Linda Cvrkel, Ms. Cara Wirth and Ms. Erin Jaskot:

On behalf of Onion Global Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 9, 2021 on the Company’s revised draft registration statement on Form F-1 confidentially submitted on January 20, 2021 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is filling its Registration Statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission. The Company is, concurrently with the Registration Statement, filing the draft registration statement on Form F-1 initially confidentially submitted on December 15, 2020 and all amendments thereto that were previously submitted for the non-public review of the Staff, and plans to file a preliminary prospectus containing the estimated offering size and a price range in late April 2021, subject to market conditions and the review of the Staff. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Securities and Exchange Commission	2	April 7, 2021

To facilitate your review, we have separately delivered to you today four courtesy copies of the Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement where the language addressing a particular comment appears.

A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course. The Company would greatly appreciate the Staff’s continued assistance and support in meeting the timetable.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating Activities, page 97

1.

Please revise the second paragraph on page 97 to indicate that you generated cash from operating activities during the six months ended June 30, 2019 rather than used cash in operating activities during this period.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has provided full year financial statements as of and for the years ended December 31, 2018, 2019 and 2020 and have removed interim financial statements and related disclosure in the Registration Statement.

Securities and Exchange Commission	3	April 7, 2021

Industry, page 106

2.

We note your disclosure on page 115 that states that you are the fifth largest among all cross-border e-commerce platforms in China. We also note your response to our prior comment 11 that your “product and service revenues generated outside of China accounted for less than 1% of [your] total product and service revenues for the year ended December 31, 2018 and 2019 and for the six months ended June 30, 2020.” Please tell us how you define “cross-border,” how the CIC report defines “cross-border” for you and for the 30 other companies included in the cross-border e-commerce space, and please revise your disclosure throughout to include the applicable definition in each instance where you mention your status as a “cross-border” e-commerce company. In addition, your disclosure on page 115 says that you are the fifth largest of such platforms that offer lifestyle brands. Please also indicate how you have defined the space in which you are the fifth largest, and whether it is limited to e-commerce platforms that offer only a specific type of product or operate in a specific region. Please add a specific definition each place that you discuss your position as fifth largest in the industry.

The Company respectfully advises the Staff that both the Company and the CIC report define “cross-border” e-commerce platforms as online retail platforms where buyers and sellers (either merchants or individual sellers) are not located in the same country or jurisdiction. Cross-border e-commerce platforms in China may involve import online retail business, in which buyers in China purchase foreign products across national borders via online shops, or export online retail business, in which sellers in China sell products to foreign consumers online across borders. There were approximately 30 cross-border e-commerce platforms in China that offer both import and export online retail business as of the end of 2019. Among these cross-border e-commerce platforms in China that offer both import and export online retail business, the Company ranked as the 5th largest player with a total market share of approximately 0.7% in terms of GMV generated from cross-border online retail in 2019. “GMV generated from cross-border online retail” refers to GMV of all types of consumer goods (excluding automobile, housing and consumer services) sold or purchased from China’s imports and exports through online retailing platforms. The Company has revised the disclosures on pages 3, 115 and 118 of the Registration Statement.

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-22

3.

We note your response to our prior comment 16. Please revise your accounting policy disclosures to explain how you account for cash incentives to O’ Partners for their product promotion efforts and for costs of offline events to which you invite O’ Partners and KOCs. Also, revise to disclose the amounts of each type of incentive and promotional items that have been reflected in your consolidated financial statements during each period presented.

The Company respectfully advises the Company that in the Company’s response to the Staff’s prior comment 16, as well as the disclosure on page 130 of the Amendment No. 1 to Draft Registration Statement, the amount of cash incentives recorded for the years ended December 31, 2018 and 2019 and for the six months ended June 30, 2020, respectively, included both the amount of cash incentives paid to its O’Partners and marketing partners.

Since the disclosure on page 131 of the Registration Statement is intended to introduce the role and background of O’Partners and KOCs in the Company’s user community, the Company has revised the disclosure on page 131 of the Registration Statement to exclude the amount of cash incentives paid to its marketing partners. Accordingly, the Company paid cash incentives to O’Partners of RMB19.8 million, RMB31.1 million and RMB33.9 million (US$5.2 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

Securities and Exchange Commission	4	April 7, 2021

In response to the Staff’s comment, the Company has revised the disclosures on page F-25 of the Registration Statement.

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Securities and Exchange Commission	5	April 7, 2021

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Kevin Zhang at +852-2533-3384 (kevin.zhang@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Ms. Shan (Mio) Ho, Chief Financial Officer Onion Global Limited Mr. Yi Gao Simpson Thatcher & Bartlett LLP Ms. Fei Xu Ernst & Young Hua Ming LLP